___________________________________________________________________
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from the issuer named below:

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND INVESTMENT PLAN

JOHNSON CONTROLS, INC
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS INTERNATIONAL PLC
One Albert Quay,
Cork, Ireland

___________________________________________________________________
___________________________________________________________________

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2018 AND 2017

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Select Hourly Retirement Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Johnson Controls Select Hourly Retirement Savings and Investment Plan (formerly the Johnson Controls, Inc. Savings and Investment 401(k) Plan) (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

Wipfli LLP

We have served as the Plan’s auditor since 2018.
Milwaukee, Wisconsin
June 24, 2019

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
Assets
Investments
Investment in Master Trust at fair value	$460,787,027	$561,504,744
Investment in Master Trust at contract value	94,308,250	100,728,376
Total investments in Master Trust	555,095,277	662,233,120

Receivables
Employer contributions	3,024,611	5,217,903
Participant contributions	—	151,176
Notes receivable from participants	4,763,834	4,596,908
	7,788,445	9,965,987

Net assets available for benefits	$562,883,722	$672,199,107

See the notes to the financial statements

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2018

Additions (Reductions)
Additions (reductions) to net assets attributed to:
Net investment loss from Master Trust	$(56,223,828)
Interest on notes receivable from participants	184,228
(56,039,600)

Contributions:
Participants	10,577,431
Employer	4,604,425
15,181,856

Total reductions	(40,857,744)

Deductions
Deductions from net assets attributed to:
Distributions and withdrawals	67,334,974
Administrative expenses	695,189

Total deductions	68,030,163

Transfers to other plans, net	(427,478)

Net decrease in net assets available for benefits	(109,315,385)

Net assets available for benefits, beginning of year	672,199,107
Net assets available for benefits, end of year	$562,883,722

See the notes to the financial statements

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF THE PLAN

On January 1, 2018, the Plan changed its name from the Johnson Controls Savings and Investment 401(k) Plan to the Johnson Controls Select Hourly Savings and Investment Plan. The following description of the Johnson Controls Select Hourly Retirement Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. ("JCI Inc.") and selected subsidiaries, as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

PLAN MERGER

On December 31, 2017, the Johnson Controls Building Efficiency Retirement Savings Plan/Account Level Employees, which included approximately $136 million in assets, merged with and into the Plan. In addition, assets of approximately $2,995 million were transferred out of the Plan into the newly created Johnson Controls Retirement Savings and Investment Plan.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual eligible compensation as contributions. Since July 1, 2006, the Plan has provided multiple company contribution schedules based on specific eligibility rules. A full listing of the schedules can be found in the Plan document.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

If the participant does not make an election to participate in the Plan within 60 days of becoming eligible, the participant will be automatically enrolled to make pre-tax contributions depending on their employment classification. If automatically enrolled, the participant's contributions will be invested in a target date fund based on their birth date and the fund's target retirement date.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Since July 1, 2006, a participant's interest in employer contributions plus actual earnings (losses) thereon, vests based on eligibility rules specific to certain groups of employees.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan and to pay plan expenses.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

As of December 31, 2018 and 2017, Plan assets of $429,854,013 and $530,496,324, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date. Requested but unpaid distributions at December 31, 2018 were deemed to be immaterial.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.50% as of December 31, 2018. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the Fixed Income Fund, are stated at fair market value. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.
Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%).

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, management has determined the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2018 and 2017 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2018 for the Master Trust are presented in Note 7.

The Plan had approximately a ten percent (10%) and eleven percent (11%) interest in the assets of the Master Trust at December 31, 2018 and 2017, respectively.

At December 31, 2018 and 2017, unallocated participant forfeitures of non-vested employer contributions of $2,313,803 and $2,706,077, respectively, related to the Plan, were in the Master Trust.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

NEW ACCOUNTING PRONOUNCEMENTS

Recently Issued Accounting Pronouncements

In February 2017, the FASB issued Accounting Standards Update (ASU) No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting." ASU No. 2017-06 clarifies the presentation requirements by a plan's interest in a master trust and requires disclosure of the dollar amount of the plan's interest in each investment type held by a master trust, as well as disclosure of the master trust's other assets and liabilities, and the dollar amount of the plan's interest in each of those balances. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, and will be applied retrospectively to all periods presented. The Company is currently evaluating the impact the adoption of the guidance will have on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 5, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

On October 31, 2016, Johnson Controls International plc completed the spin-off of its Automotive Experience business by way of transfer to Adient plc and the issuance of ordinary shares of Adient directly to holders of Johnson Controls ordinary shares on a pro rata basis. Each participant received one unit of the new Adient Stock Fund for every ten units of JCI plc Stock fund that they held in the Plan immediately preceding the spin-off. A new Adient Stock Fund was established in the Plan in order to hold distributed shares. The Adient Stock Fund is a closed investment in the Plan, which means balances can be taken out of the Adient Stock Fund but no new contributions or exchanges can be made into this Fund.
The units of JCI plc Stock Fund of approximately $48.0 million were distributed into the Adient Stock Fund units at the date of the spin-off. For 2018, the Plan sold units in the Adient Stock Fund of approximately $42.9 million and had an investment loss of approximately $15.7 million. The total value of the Plan’s investment in the Adient Stock Fund was approximately $4.2 and $21.6 million at December 31, 2018 and 2017, respectively.
For 2018, the Plan purchased units in the JCI plc Stock Fund of approximately $.7 million. Also, for 2018, the Plan sold units of approximately $235.0 million and had an investment loss of approximately $16.9 million. The total value of the Plan’s investment in the JCI plc Stock Fund was approximately $76.7 and $106.5 million at December 31, 2018 and 2017, respectively.
The unit values of the JCI plc Stock Fund and Adient Stock Fund are recorded and maintained by Fidelity and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the JCI plc Stock Fund. In addition, participants may exchange a portion of their account balance into the JCI plc Stock Fund, provided the transaction does not cause the portion of their account balance invested in the JCI plc Stock Fund to exceed 25%.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Workplace Services, LLC, record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2018 was $345,361. These transactions and investments, as well as participant loans, qualify as exempt “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 7 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Assets
Investments at fair value as determined by quoted market price (direct):
Common Stock Funds	$284,141,718	$463,030,797

Investments at fair value as determined by quoted market price (indirect):
Other Separate Accounts	4,785,389,980	5,239,217,280
Investments at fair value	5,069,531,698	5,702,248,077

Investments at contract value:
Fixed Income Fund:
At contract value	366,740,343	351,555,005

Notes receivable from participants	104,429,741	107,417,000
Net assets available for benefits	$5,540,701,782	$6,161,220,082

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

The following table presents changes in net assets held in the Master Trust for the year ended December 31, 2018:

Year Ended
December 31, 2018

Additions (Reductions)
Additions (reductions) to net assets attributed to:
Investment loss:
Other Separate Accounts	$(285,851,447)
Common Stock Funds	(130,163,403)
(416,014,850)
Contributions:
Participants	236,283,404
Employer	117,264,124
353,547,528

Other investment income	17,966,704
Interest on notes receivable from participants	3,999,821
Total reductions	(40,500,797)

Deductions
Deductions from net assets attributed to:
Participant withdrawals	575,306,738
Administrative fees	4,727,470
Total deductions	580,034,208

Net decrease prior to transfers to other plans	(620,535,005)

Transfers from other plans, net	16,705
Net decrease in assets available for benefits	(620,518,300)

Net assets available for benefits, beginning of year	6,161,220,082
Net assets available for benefits, end of year	$5,540,701,782

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

The following table sets forth by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$284,141,718	$—	$—	$284,141,718
Other Separate Accounts	—	4,785,389,980	—	4,785,389,980
Total investments at fair value	$284,141,718	$4,785,389,980	$—	$5,069,531,698

	Investments at Fair Value as of
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$463,030,797	$—	$—	$463,030,797
Other Separate Accounts	—	5,239,217,280	—	5,239,217,280
Total investments at fair value	$463,030,797	$5,239,217,280	$—	$5,702,248,077

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock Funds: The fair value for the Johnson Controls International plc Stock Fund ("JCI plc Stock Fund"), formerly known as the Johnson Controls Common Stock Fund ("JCI Stock Fund"), and the Adient Stock Fund is determined by indirect quoted market prices. The value of the funds are not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the JCI plc Stock Fund and Adient Stock Fund reflect a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2018 and 2017, the Plan held 12,130,285 and 13,184,838 units of the Johnson Controls plc Stock Fund at a unit value of $6.31 and $8.08, respectively. At December 31, 2018 and 2017, the Plan held 1,198,645 and 1,310,438 units of the Adient Stock Fund at a unit value of $3.48 and $16.48, respectively.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The Plan has implemented a white-label fund structure for its defined contribution investment options, aside from the JCI and Adient company Stock Funds. This structure places the individual fund offerings into unitized collective trusts for each asset class, which are valued at the NAV, published by Fidelity, based on the fair values of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - SUBSEQUENT EVENT

On April 30, 2019, the Company sold its Power Solutions business to a third party and Power Solutions participants of the Plan became enrolled in a new plan, Johnson Controls Battery Group Retirement Savings and Investment Plan. Participants had the election to transfer their Plan balances to the new plan in May 2019. These transfers approximated $1 million.

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND INVESTMENT PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #011, EIN: 39-0380010
DECEMBER 31, 2018
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant Loans	3.25% - 9.50%	$0	$4,763,834

*	Represents a party-in-interest

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls International plc Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND INVESTMENT PLAN

By:
/s/ Brian J. Stief
Brian J. Stief
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS INTERNATIONAL PLC

June 24, 2019

JOHNSON CONTROLS SELECT HOURLY RETIREMENT SAVINGS AND
INVESTMENT PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Wipfli LLP